

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

February 4, 2008

Richard D. Crowley, Jr.
Chief Financial Officer
Micrel Incorporated
2180 Fortune Drive
San Jose, CA 95131

>   **Re: Micrel Incorporated
>   Form 10-K for the Fiscal-Year ended December 31, 2006
>   Filed February 28, 2007
>   File No. 000-25236**

Dear Mr. Crowley:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Angela Crane
>   Branch Chief